1934 Act Registration No. 1-30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F) Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

To announce the differences between the Unaudited consolidated Financial Statements for the Quarter Ended September 30, 2017 prepared under Taiwan IFRS and IFRS.

(1) Under International Financial Reporting Standards endorsed by the Financial Supervisory Commission of the Republic of China (“Taiwan IFRS”), the Company reported consolidated comprehensive income of NT$5,526,219 thousand and NT$6,656,232 thousand, respectively; basic earnings per share after tax of NT$2.28 and NT$1.74, respectively; and diluted earnings per share after tax of NT$1.80 and NT$1.34, respectively, for nine months ended September 30, 2016 and 2017. The Company reported total consolidated assets of NT$121,043,793 thousand; total consolidated liabilities of NT$53,660,492 thousand; and consolidated shareholders’ equity of NT$67,383,301 thousand as of September 30, 2017.

(2) Under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), the Company reported consolidated comprehensive income of NT$5,734,963 thousand and NT$6,907,550 thousand, respectively; basic earnings per share after tax of NT$2.33 and NT$1.87, respectively; and diluted earnings per share after tax of NT$1.84 and NT$1.46, respectively, for nine months ended September 30, 2016 and 2017. The Company reported total consolidated assets of NT$120,990,709 thousand; total consolidated liabilities of NT$54,416,307 thousand; and consolidated shareholders’ equity of NT$66,574,402 thousand as of September 30, 2017.

(3) The differences between Taiwan IFRS and IFRS as issued by the IASB mainly resulted from 10% tax on undistributed earnings.

For more details, please refer to the condensed interim consolidated financial statements for nine months ended September 30, 2017 on Form 6-K that the Company filed with the U.S. SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: December 14, 2017	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer